August 7, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:   Mr. Donald Rinehart
        Stop 03-04

        Re:  Lexon, Inc.
             Initial Filing of Registration Statement on Form SB-2 SEC File No. 333-42550

Dear Mr. Rinehart:

     In regards to the filing of Lexon's Form SB-2 Registration Statement on July 28, 2000, we hereby amend the cover page to include the following delaying amendment language:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If you need anything further or have any questions with regard to this filing, please contact our counsel, Ron Kaufman, at (918) 584-4463.

Sincerely,

/s/ GIFFORD MABIE

Gifford Mabie, President

cc:  Ronald C. Kaufman, Esquire